July 1, 2025

Abinand Rangesh
Chief Executive Officer
TECOGEN INC.
76 Treble Cove Road
Building 1
North Billerica, MA 01862

       Re: TECOGEN INC.
           Draft Registration Statement on Form S-1
           Submitted June 26, 2025
           CIK No. 0001537435
Dear Abinand Rangesh:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Neil R.E. Carr